Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST Supplement No. 6 dated July 24, 2009 to the Prospectus dated April 29, 2009

We are providing this Supplement No. 6 to you in order to supplement our prospectus dated April 29, 2009. This Supplement No. 6 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 1 dated May 18, 2009, Supplement No. 2 dated May 22, 2009, Supplement No. 3 dated June 24, 2009, Supplement No. 4 dated June 30, 2009 and Supplement No. 5 dated July 6, 2009. Capitalized terms used in this Supplement No. 6 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Crest Ridge Corporate Center I

On July 22, 2009, we entered into a purchase and sale agreement to acquire, subject to customary closing conditions, Crest Ridge Corporate Center I, located at 11055 Crest Ridge Corporate Center in Minnetonka, MN, a suburb of Minneapolis. We will acquire Crest Ridge Corporate Center I for approximately $28,919,000, exclusive of transaction costs. We anticipate that the acquisition will be funded using the net proceeds from this offering. Crest Ridge Corporate Center I is a 116,338 square foot, three-story office building, with structured parking, scheduled to be completed in 2009 and has no operating history. The property is 100% leased to Syngenta Seeds, Inc. to be utilized as its corporate headquarters through June 2019. Syngenta Seeds, Inc. is a subsidiary of global agri-business company Syngenta AG and provides corn, soybean, sugar-beet and vegetable seeds to growers throughout the U.S. The lease is guaranteed by the U.S. parent, Syngenta US Holdings, Inc. While we anticipate this acquisition will close during the third quarter of 2009, this agreement is subject to a number of contingencies, including, but not limited to, completion of the expansion and acceptance by the tenant of the space and there can be no assurances that this acquisition will occur.